Afya Limited Announces Share Buyback Program

December 23, 2020 – Afya Limited, or Afya (Nasdaq: AFYA), today announced that its Board of Directors has approved a share buyback program. Under the share buyback program, Afya may repurchase up to 1,015,844 of its outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning on December 24, 2020 continuing until the earlier of the completion of the repurchase or December 31, 2021, depending upon market conditions.

The share repurchases may be made from time to time through open market transactions and are subject to market and business conditions, levels of available liquidity, cash requirements for other purposes, regulatory, and other relevant factors.

The share buyback program will take place in accordance with the conditions established by the Board of Directors on 16 December 2020. Afya intends to repurchase the shares to execute the Stock Option Program for the executives of the company. Afya’s Board of Directors will review the share buyback program periodically and may authorize adjustments to its terms and size or suspend or discontinue the program. Afya expects to utilize its existing funds to fund repurchases made under this program.

The Board of Directors of Afya also authorized management to appoint BofA Securities, Inc. as its agent to purchase Securities on its behalf in the open market. It is Afya’s intention such purchases benefit from the safe harbor provided by Rule 10b-18 (“Rule 10b-18”) promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Accordingly, Afya shall not take, nor permit any person or entity under its control to take, any action that could jeopardize the availability of Rule 10b-18 for purchases of Securities under the program.

About Afya: Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering digital products to help doctors enhance their healthcare services through their whole career.

Contact: Investor Relations: ir@afya.com.br